Exhibit 99.2

Management Report

3rd quarter 2009

Dear Shareholders,

BRF — Brasil Foods S.A., the result of an Association Agreement signed on May 19 2009 between Perdigão and Sadia, in the third quarter, successfully concluded the corporate stages of the process covering the merger of the shares of HFF’s shareholders on July 08 and those of the Sadia’s on August 18. These events took place concurrently with a public offer of R$ 5.3 billion in shares, the funds from which were allocated to adjusting the consolidated capital structure, more particularly with the purpose of reducing Sadia’s short-term debt.

BRF is emerging as a global leader in the food industry and one of the largest companies in the world in the context of its broad spectrum of products and brands. The company is the world’s largest exporter of poultry meat and one of the largest of meat products as well as being the biggest protein producer in the world by market value.

The Association, now in the phase of adjudication by the Administrative Council for Economic Defense (CADE), will be instrumental in reinforcing Brazil’s position as an agribusiness power, creating a global giant which will have both its scale and competitiveness based on a strong commitment to efficiency, innovation, modernity, governance and sustainability.

The third quarter results for 2009 consolidate the BRF Companies — Brasil Foods S.A. and Sadia S.A. (a wholly owned subsidiary) and their controlled companies. Sadia’s results were fully consolidated as from July 2009, in line with the Association Agreement and the General Shareholders’ Meetings held in July and August for sanctioning the merger of shares. Consequently, the accumulated earnings for the year contemplate third quarter data only for Sadia.

In the light of consolidated results for the third quarter, BRF reported R$ 6.2 billion in Gross Sales with a net income of R$ 211.4 million and EBITDA of R$ 291.1 million. Foreign exchange rate pressure associated with a slow recovery in the Company’s principal international markets negatively impacted results and squeezed margins although this effect was partially offset by good domestic market performance.

(The variations mentioned in this report are comparisons  with the 3rd quarter 2009 compared with the 3rd quarter 2008, or for the accumulated period for the year 2009 compared with the same period in 2008. Sadia’s results have been consolidated as from July 2009. Hence, the accumulated results for the year contemplate Sadia’s third quarter results only. For this reason it is important to bear in mind that the variations do not contemplate the pro forma numbers of the consolidation with Sadia, excepted than when specified). The pro forma financial statements are to be found in attachments II, III and IV of this report).

Operating and Financial Indicators

3rd Quarter 2009

•  Gross sales totaled R$ 6.2 billion, 76.8% higher, due to the consolidation of Sadia’s results. Comparing pro forma results, gross sales for the quarter posted a 4% decrease in relation to the third quarter 2008, company performance being impacted by export business due to currency volatility and the slow recovery in demand in the principal importing markets.

•  Total commercialized sales volume of meats, dairy products and other processed items totaled 1.4 million tons, 59.7% higher but 6.8% lower on a pro forma basis.

•  The domestic market represented 58% of net sales, an increase of 84.6% in sales revenue and 50.4% in commercialized volumes. On a pro forma basis, there was a 1.5% increase and 3.4% decrease in sales and volume, respectively.

•  Exports accounted for 42% of net sales. Exports rose 61.4% in the quarter with sales volumes 81% higher. In pro forma terms, we recorded a decrease of 13.8% in export revenue and 12.6% in volume due to adverse international trading conditions.

•  Gross profits amounted to R$ 1.1 billion, a 60.6% improvement, and in pro forma terms, a decrease of 7.5%.

•  EBITDA reached R$ 291.1 million, a 5.9% increase but a 13.5% reduction on a pro forma basis.

•  The Company posted an accumulated net income of R$ 211.4 million against a negative result of R$ 52.4 million reported in the same quarter 2008. If the figures are consolidated on a pro forma basis, the net income of R$ 211 million for this quarter is comparable to the R$ 1.6 billion loss in the preceding year due to financial expenses incurred on derivative instruments in Sadia’s books.

•  Financial trading volume in the Company’s shares posted an average of US$57.8 million/day in the quarter, a 98.8% increase.

Breakdown of Net Sales - YTD 09

* Includes milks: UHT- long life, pasteurized and powdered milk

Results

R$ Million

HIGHLIGHTS	3Q09	3Q08	% Ch.		YTD 09	YTD 08	% Ch.

Gross Sales	6,167	3,487	77%		12,326	9,585	29%
Domestic Market	3,850	2,091	84%		7,655	5,826	31%
Exports	2,316	1,397	66%		4,671	3,759	24%
Net Sales	5,294	3,040	74%		10,600	8,335	27%
Gross Profit	1,102	686	61%		2,230	1,847	21%
Gross Margin	20.8%	22.6%	(180	)bps	21.0%	22.2%	(120	)bps
EBIT	58	171	(66)%		74	397	(81)%
Net Income	211	(52)	—		115	75	54%
Net Margin	4.0%	(1.7)%	570	bps	1.1%	0.9%	20	bps
Adjusted Net Income (1)	211	(52)	—		247	75	231%
Adjusted Net Margin	4.0%	(1.7)%	570	bps	2.3%	0.9%	140	bps
EBITDA	291	275	6%		541	695	(22)%
EBITDA Margin	5.5%	9.0%	(350	)bps	5.1%	8.3%	(320	)bps
Earnings per Share (2)	0.49	(0.25)	—		0.26	0.36	—

(1)	Adjusted Net Income — Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.
(2)	Consolidated Result per Share (in R$), excluding treasury shares (2,421,696 in Sep 30, 2009)

EBITDA

R$ Million

Sectoral Performance

During the third quarter, market optimism as to a recovery in the global economy was reflected in the improvement in various economic indicators and in appreciating commodity prices (principally oil) and equity markets, illustrative of investor confidence in the future of the economy.

In Brazil, the economists’ prognostications for economic growth in 2009  and 2010 have been positive, suggesting that domestic conditions are solid and that the country is well placed for robust expansion in the level of activity next year.

Indeed, the data indicates a positive scenario for the upcoming months. While the average number of jobs created during the second quarter was 119 thousand/month based on Ministry for Labor and Employment statistics, between July and August the average was more than 200 thousand jobs/month. In addition, the Getúlio Vargas Foundation reported consumer confidence running at 113.6 points in October, surpassing May 2008 levels. Food price inflation, which in January had been 10.3%, eased in September, registering an accumulated improvement of 4.1%.

In short, domestic economic conditions are favoring expansion in demand for consumer goods with a corresponding benign multiplier effect on the real economy as a whole.

Exports — Physical exports of chicken meat in the third quarter were off by 5.6% compared with the second quarter 2009, while overseas pork and beef sales were down by 3.4% and 6.7%, respectively. However, falling volumes were offset by an improvement in export prices with chicken meat rising by 9.7%, pork 1.8% and beef by 9.8%. Between January and September, export volumes of chicken meat were off by 4% against the same period in 2008 while beef was down 14.7%. On the other hand, physical shipments of pork increased 5.8% on the same comparative basis, driven by Russian demand.

Domestic consumption — Unemployment rates in the metropolitan regions that went as high as 9% in March 2009, according to the government statistics office - IBGE, in September had improved to 7.7%. However, this number should not be seen in isolation, since after months of decline, the industrial sector has begun to hire again, an indication that the expansion in the economy is filtering down to all sectors. Not only has employment improved but household incomes also posted a 1.9% year on year improvement.

Raw Materials — Between July and September, average domestic corn prices recorded a decline of 11.7% compared with the immediately preceding quarter, while soybeans fell 5% and soybean meal dropped by 3.2%. Lower average grain prices reflect the results of a good domestic crop, continuing high corn inventory, a foreign exchange rate unfavorable to exports and plentiful supplies, principally in the USA.

Outlook — World macroeconomic indicators show three groups of economies: those that have already gone into a growth mode since the second quarter, such as Brazil, China and India; those that are beginning to grow again, such as the USA; and the third group of countries where industry is showing stable production levels, but no growth — the cases of Europe, Japan and Russia. Of the three groups, only a few are still in recession, signaling that the economic crisis is likely to be restricted to 2009 without contaminating performance in 2010.

Investments and Projects

In order to facilitate a better understanding, we have consolidated the pro forma information for investments in BRF and Sadia since January 1 2009. In this context, total investment in capital expenditures was R$ 665.5 million during the year. A further R$ 274      million was allocated to replenish poultry/hog breeder stock.

Investments

Capex Pro forma YTD 2009: R$ 665.5 million

Note: the investments made in Rio Verde (GO) are included in the item Productivity/Improvements and were covered by insurance

Operating Performance

Production

Growth of the principal items for the business reflects the consolidation of Sadia’s results. As already informed during the first quarter, we downsized our inventory in the light of destocking by importers at the end of 2008, reducing the volume of meat destined for the export markets by 20%.

PRODUCTION	3Q09	3Q08	CH. %	YTD 09	YTD 08	CH. %
Poultry Slaughter (million heads)	420	222	89%	793	646	23%
Hog/ Cattle Slaughter (thousand heads)	2,680	1,243	116%	5,149	3,564	44%
Production (thousand tons)
Meats	1,006	532	89%	1,915	1,532	25%
Dairy Products	279	312	(10)%	777	926	(16)%
Other Processed Products	91	24	275%	144	71	102%
Feed and Premix (thousand tons)	2,635	1,353	95%	4,999	3,983	26%

Domestic Market

The domestic market continued to reflect the pressure generated by the diversion of commodity-type products from the export market due to the unsettled overseas scenario. Demand for processed products remained concentrated on lower priced items. The prevailing rhythm in demand for consumer durables continued to inhibit a more robust growth for non-durables such as food in the Brazilian market.

Sales Domestic Market

	Thousand Tons			R$ Million
DOMESTIC MARKET	3Q09	3Q08	% Ch.	3Q09	3Q08	% Ch.
Meats	444	204	118	2,467	1,080	128
In Natura	94	46	107	437	196	123
Poultry	59	35	68	258	142	81
Pork/Beef	35	10	240	179	53	237
Elaborated/Processed (meats)	349	158	121	2,030	885	129
Dairy Products	268	314	(15)	716	738	(3)
Milk	216	250	(14)	470	444	6
Dairy Products/Juice/Others	53	64	(18)	246	294	(16)
Other Processed	101	26	282	506	155	226
Soybean Products/ Others	90	56	60	161	117	37
Total	903	601	50	3,850	2,091	84

Processed	503	248	102	2,782	1,333	109
% Total Sales	56	41		72	64

DOMESTIC MARKET	YTD 09	YTD 08	% Ch.	YTD 09	YTD 08	% Ch.
Meats	807	597	35	4,453	2,957	51
In Natura	165	129	29	748	517	45
Poultry	116	97	19	487	370	32
Pork/Beef	50	31	58	262	147	78
Elaborated/Processed (meats)	642	469	37	3,705	2,440	52
Dairy Products	760	837	(9)	2,003	2,092	(4)
Milk	603	654	(8)	1,296	1,265	2
Dairy Products/Juice/Others	156	183	(14)	707	826	(14)
Other Processed	155	78	97	819	449	82
Soybean Products/ Others	201	165	21	380	328	16
Total	1,922	1,678	15	7,655	5,826	31

Processed	953	730	30	5,231	3,715	41
% Total Sales	50	44		68	64

Meats — Sales revenue increased 128.4% corresponding to 117.9% higher volume while average prices rose 7.3%, partially offsetting higher average costs when compared with the same quarter in 2008. On the basis of pro forma data, growth in sales revenue rose 4.5% and in volumes, by 4.6%, with an improved performance in higher value-added items which recorded growth of 6.0% and 6.3% in the third quarter’s sales revenue and volume, respectively.

Dairy Products — Dairy product volume was off by 14.6% with sales revenue down by 3% and average prices 13% higher, translating into improved returns for this segment when compared with the same quarter in 2008.

Other processed products — Other processed products posted sales revenue and volume, respectively 226% and 282% higher and contemplating: pastas, pizzas, margarines, snacks, frozen vegetables, cheese bread, among others.

Market Share - %

In Volumes

Source: AC Nielsen — YTD 2009

Principal Domestic Brands:

Distribution Channels

In Sales Revenue

Exports

Export revenue reached R$2.3 billion, a growth of 65.8% compared with the same quarter last year. On the basis of pro forma data, exports reported an 18.8% year on year decline in revenues. The appreciation of the Real against the US dollar again had a negative impact on export revenue when translated into Brazilian Reais, with a consequent squeeze on margins.  During the year, average prices in FOB - Free on Board US dollars fell by about 19%, while the appreciation in the exchange rate in the same period was approximately 24%, reflected in a significant decrease of sales revenue in Reais. These factors, together with a fall in volumes of about 8% on a pro forma comparative basis, undermined performance in this market.

Another factor contributing to adverse export performance was market disorganization due to the posture adopted by the competition with the over-supply of commodity type products. This was reflected in market instability and in turn high inventory and declining prices in some markets and difficulties in lifting prices in others.

Meats — The Company reported meat volumes and sales respectively 79.1% and 65.5% higher. Average prices in Reais were 9.6% lower due to the currency translation effect while average costs were significantly up feeding through to narrower margins on export business as a whole. From the pro forma data standpoint, there was a 17% decrease in sales revenue and 12% in volumes during the quarter due to a slow recovery in demand in each region of operations — again reflecting the destabilizing effect of the financial crisis.

Dairy products — Shipped volume of dairy products continued at low levels, during the quarter, down by 86% and 91% in sales revenue. Weaker international demand and high inventory in other producing regions together with the currency translation effect depressed average prices by 38%, provoking the need to revise business volume to this market or diversion of product to the domestic market.

Export Markets

	Thousand Tons			R$ Million
EXPORTS	3Q09	3Q08	% Ch.	3Q09	3Q08	% Ch.
Meats	538	300	79	2,257	1,364	65
In Natura	471	249	89	1,869	1,086	72
Poultry	396	211	88	1,520	855	78
Pork/Beef	75	38	99	350	232	51
Elaborated/Processed (meats)	66	51	29	387	277	40
Dairy Products	1	4	(86)	3	31	(91)
Milk	0	3	(89)	2	27	(93)
Dairy Products/Juice/Others	0	1	(71)	1	4	(77)
Other Processed	4	0	918	18	2	812
Soybean Products/ Others	9		—	39		—
Total	551	305	81	2,316	1,397	66

Processed	71	52	35	406	283	43
% Total Sales	13	17		18	20

EXPORTS	YTD 09	YTD 08	% Ch.	YTD 09	YTD 08	% Ch.
Meats	1,099	855	29	4,598	3,674	25
In Natura	951	710	34	3,726	2,859	30
Poultry	797	604	32	2,998	2,276	32
Pork/Beef	154	106	45	728	583	25
Elaborated/Processed (meats)	148	144	3	872	815	7
Dairy Products	3	11	(73)	15	81	(81)
Milk	2	8	(76)	10	62	(84)
Dairy Products/Juice/Others	1	3	(64)	5	18	(72)
Other Processed	5	1	313	19	5	308
Soybean Products/ Others	9	—	—	39	—	—
Total	1,115	867	29	4,671	3,759	24

Processed	154	148	4	896	838	7
% Total Sales	14	17		19	22

The Company reported the following performance in its leading markets during the quarter:

•                  Europe — European meat demand continued to stagnate, notably with respect to processed products and turkey meat due to the economic crisis and high inventory driven by local production.

•                  Middle East — This market continues to reflect significant recovery both in terms of volume as well as average prices.

•                  Far East —The markets of China and Hong Kong moved satisfactory volumes of product, albeit with pork prices at very low levels due to excess supply in a business environment where Chinese producers were carrying high inventories, this having a knock-on impact on chicken meat prices, especially in the Singapore market.

•                  Eurasia — This market remains lackluster principally due to pork sales to the Russian market given the adverse trading climate triggered by global market adversity.

•                  Africa, Americas and Other Countries —  Increased business in this market was supported principally by demand from South Africa, Angola  and Venezuela.

Exports by Region

(% net sales revenue)

Net Sales — Net sales in the quarter were R$ 5.3 billion, 74.1% higher and reflecting the consolidation of Sadia’s results and indicative of growth at each company despite weaker export performance.

Representing 58% of net sales, the domestic market reported sales of R$ 3.1 billion. Meanwhile, the overseas market recorded a relative share 42% of total sales revenue, with R$ 2.2 billion, 61.4% higher for exports reported in the quarter. For the year to date, net sales reached R$ 10.6 billion — 27.2% higher than the preceding year, representing     a 5.6% and 1% decrease, respectively when compared to consolidated pro forma data  in the quarter and year to date.

Breakdown of Net Sales (%)

Cost of Sales — The increase in the cost of sales of 78.1% in the quarter, 400 basis points more than the growth in sales revenues, contributed to the reduction in margins compared to the same quarter in 2008. The cost of sales totaled R$ 4.2 billion in the quarter, corresponding to 79.2% of net operating revenue against 77.4% in the same quarter 2008. For the accumulated nine months the cost of sales was R$ 8.4 billion, an increase of 29% against one of 27% for sales revenue.

The increase in quarterly and nine-month costs particularly reflects the fixed structure of the production chain. The situation was  aggravated by exports failing to meet forecast as well as foreign exchange rate pressures during the period. Despite this however, during the quarter there was an approximately 15% decline in the cost of corn in the quarter, one of the Company’s principal raw materials. Increases in the following items also impacted the cost of sales: an adjustment of 20% in production for export in the first quarter; spare capacity in the production chain due to new industrial plants at a pre-operational phase; diversion of some production from the Rio Verde plant in the state of Goiás to other units due to the fire which partially affected operations at the industrial complex.

Gross Profit and Gross Margin — In the light of the negative results for the Company’s business in export markets — principally a reflection of currency scenario - and the lethargic rate of recovery in markets, gross profit totaled R$ 1,102.2 million in the quarter  and R$ 2,230.1 million in the first nine months of the year, 60.6% and 20.7% greater when taking into account Sadia’s results. The Company recorded a gross margin of 20.8% against 22.6% in the same quarter of 2008 and 21.0% for the accumulated nine-month period compared with 22.2% for the preceding fiscal year.

Operating Expenses — The fixed structure of the production chain also reflected in operational expenses, which rose 102.8% in the quarter, and by 48.7% for the year to date, these increases also outpacing those posted for net sales during the period. The main driving commercial expenses in addition to fixed costs were increases in distribution, freight, warehousing and investments in marketing campaigns. Administrative expenses represent the accumulation of the structures of the two companies which are to be maintained independent of one another.

Operating Income and Margin — Operating income before financial expenses was  R$ 58,3 million, equivalent to a 1.1% operating margin as opposed to 0.4% in the second quarter. However, this result was below forecasts due to the impact of the economic crisis and the appreciation of the Real in relation to the US dollar on exports. Results were also below expectation due to lower sales volumes to some markets as well as the increase in product costs and commercial expenses as already commented.

Financial Results — Net debt increased 51% in relation to September 30 2008 with the consolidation of Sadia’s financial statements. In the quarter, the Company raised additional funding through a public offer of shares totaling R$ 5.3 billion, approximately  R$2,2 billion of the amount was allocated to Sadia to reduce short-term bank debt.

With the appreciation of the Real against the US dollar, net financial revenue in the quarter posted R$ 223 million against R$ 244 million of expenses reported for the same quarter in 2008 when the currency situation was the opposite of the one now prevailing.  Consolidated currency exposure was US$ 1.2 billion.

Debt

	ON 09/30/09			ON 09/30/08
DEBT - R$ Million	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.
Local Currency	1,740	2,387	4,127	880	369
Foreing Currency	1,145	3,737	4,882	3,172	54
Gross Debt	2,885	6,124	9,009	4,052	122
Cash Investments
Local Currency	2,870	303	3,173	508	524
Foreing Currency	1,255	38	1,293	526	146
Total Cash Investments	4,125	341	4,466	1,034	332
Net Accounting Debt	(1,239)	5,783	4,543	3,017	51
Exchange Rate Exposure - US$ Million			(1,172)	(687)	71

Other Operating Results — relates to the cost of idle capacity, asset impairment, depreciation of unused plant, property and equipment and payment of insurance claims.

Income Tax and Social Contribution — for the accumulated period following the incorporation of Perdigão Agroindustrial S.A. on February 28 2009, a total of R$ 132 million of existing tax losses carried forward and the negative base for calculation of the social contribution of this company were recognized by the Company. As a result, the income tax and social contribution item reported a negative R$ 170.9 million against a positive R$ 63.9 million for the first nine months of 2008. The positive financial results also contributed to the increased appropriation of this tax.

Net Income and Net Margin — Consolidated net income totaled R$ 211.4 million in the quarter against a loss of R$ 52.4 million. Although the operating results reflected the impacts of the adverse international market, net income benefited from financial income in the quarter due to the impact of the Real’s appreciation against the US dollar on our currency position.  In relation to pro forma data, the negative amount reported in the same quarter last year reflects the financial loss on derivative instruments held by Sadia. If the fiscal loss arising from the incorporation of Perdigão Agroindustrial is excluded, this accumulated net income would be R$ 247 million for the accumulated nine months against R$ 75 million in the preceding year.

EBITDA - The operating performance as indicated by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 291.1 million, 5.9% higher in the quarter, resulting in an EBITDA margin of 5.5%. The accumulated nine-month period reflects in particular the pressure on margins due to the negative performance of exports, EBITDA reporting R$ 541.4 million against R$ 694.5 million for the accumulated period in 2008. In pro forma terms, the quarter recorded a decline of 13.5% in EBITDA while the nine-month period represented a 34.5% decrease due to the slow recovery in exports and the currency volatility impacting the margins on sales to this market.

Breakdown of EBITDA

EBITDA - R$ Million	3Q09	3Q08	% Ch.	YTD 09	YTD 08	% Ch.

Net Income	211	(52)	—	115	75	54
Non Controlling Shareholders	(5)	0	—	(5)	0	—
Employees / Management Profit Sharing	7	9	(24)	7	17	(58)
Income Tax and Social Contribution	25	(85)	—	171	(64)	—
Non Operating Results	(1)	6	—	22	19	13
Net Financial	(223)	244	—	(290)	246	—
Equity Accounting and Other Operating Result	16	—	—	26	—	—
Depreciation, Amortization and Depletion	260	153	69	495	401	23
= EBITDA	291	275	6	541	695	(23)

Shareholders’ Equity — Shareholders’ Equity was R$ 13.2 billion against R$ 4.1 billion on December 31 2008, a 220.4% increase following the public offer and the merger of shares already finalized.

Stock Market

The average daily trading volume traded on the BM&FBovespa and the New York Stock Exchange - NYSE was US$57.8 million in the quarter, 98.8% higher and driven by investor interest in the Company, together with the additional liquidity injected following the public offer and the merger of shares. For the accumulated nine-month period, average daily liquidity was US$ 28.0 million, a 27.4% improvement.

Performance

	3Q09	3Q08	YTD 09	YTD 08

Share price - R$*	47.20	36.40	47.20	36.40
Traded Shares (Volume) - Millions	119.3	54.7	219.0	163.6
Performance	25.9%	(15.8)%	58.7%	(17.8)%
Bovespa Index	19.5%	(23.8)%	63.8%	(22.5)%
IGC (Brazil Corp. Gov. Index)	22.6%	(25.8)%	63.9%	(30.5)%
ISE (Corp. Sustainability Index)	21.4%	(18.4)%	48.9%	(17.5)%

Share price - US$*	53.25	39.14	53.25	39.14
Traded Shares (Volume) - Millions	21.8	12.3	44.4	31.2
Performance	39.5%	(28.2)%	101.9%	(20.5)%
Dow Jones Index	15.0%	(4.4)%	10.7%	(18.2)%

* Closing Price

The Company’s shares and ADRs is compared to the immediately preceding  quarter or to the performance of the nine months compared to the end of the preceding year, outperforming the main BM&FBovespa  and Dow Jones stock indices in the quarter, even when the flow of new shares from the operations is included. Sadia’s shares ceased to be traded as of September 21 following the incorporation of the company’s shareholders. If the information for the two companies is consolidated, we accounted for 79.3% of the sector’s transactions on the BM&FBovespa in the quarter as well all the operations involving ADRs for the industry on the NYSE.

Social Balance

BRF employed more than one hundred thousand at the production and commercial units and in the corporate divisions.

Added Value

Added Value Distribution	YTD 09	YTD 08

Human Resources	1,469	958
Taxes	1,645	968
Interest	(419)	629
Interest on Shareholders Equity	0	76
Retention	115	(2)
Non Controlling Shareholders	(5)	0
Total	2,805	2,630

Corporate Governance

Following our listing on BM&FBovespa’s Novo Mercado, the high standards of corporate governance adopted have been instrumental in the growth of our businesses with the creation of shareholder value and returns. These are practices which are an integral part of the Company’s policy of sustainability and permeate the conduct of operations structured as a necessary part of the agreement with Sadia, the shareholders of the two companies benefiting from the synergies and the overall upside of the operation.

Structured Corporate Operations

Corporate Operations	Date	R$ million	Shares
Initial Social Capital	06.30.09	3,445	206,958,103
Merger of HFF shares - 1 to 0.166247 shares	07.08.09	1,483	37,637,557
Public Offering	07.21.09	4,600	115,000,000
Merger of Sadia Shares - 1 to 0.132998 shares	08.18.09	2,335	59,390,963
Public Offering - green shoe	08.20.09	690	17,250,000
Subscribed Social Capital	09.30.09	12,553	436,236,623

CADE - The Association Agreement has been submitted for the examination of the Brazilian anti-trust authorities (the Administrative Council for Economic Defense — CADE, Economic Law Department — SDE and the Economic Monitoring Secretariat — SEAE). During the period in which the Association is being examined by the anti-trust authorities, we and Sadia may be subject to certain specific commitments required by these authorities and designed to maintain the status quo in market conditions.

Difuse Control — Equal Rights

As of September 30 2009

Capital Stock — R$ 12.6 billion

Nr. of Shares — 436,236,623

Risk Management - BRF and its subsidiaries adopt management practices for minimizing the impact of the risks in its chosen markets, sanitary controls, grains, nutritional safety, environmental protection, internal controls and financial risks, the details of which can be found in explanatory note 20 of the Financial Statements.

Novo Mercado (New Market)— BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into the bylaws and regulations.

Consultancy Fees - No disbursements of consultancy fees were made to the independent auditors during the year. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors.

Outlook

The new company will provide the foundations for strengthening the penetration of Brazilian industry in the competitive international food market. BRF — Brasil Foods, the result of the association between Sadia and Perdigão, will become the tenth largest company in the world in the sector. It is already the largest global protein company with a market value of US$ 11.4 billion.

BRF is the fourth largest Brazilian exporter, a leader in the international commerce of animal protein and ranked first worldwide in poultry exports. The Company will gain scale and resources for expanding its business overseas. The products of Perdigão and Sadia already sell to more than 110 countries on various continents, in various regions being among domestic market leaders in sales, qualifying BRF as a global company - still an unusual situation among Brazilian brands.

Since the announcement of the operation, the process of association between Perdigão and Sadia has been progressing in line with the parameters established by the Transaction Reversibility Preservation Agreement — APRO signed with CADE. While maintaining the separation of the operations, the Best Practices Committees, the Executive Committee and the working parties from the two companies with the support of  the consultancy company Mckinsey, are working on a project for an integration plan and the identification of synergies to be captured to be implemented  following CADE’s ruling on the Association. The process will have no impact on the relationship with the companies various stakeholders. However, the final consumer will benefit from a reduction in costs through the capture of synergies and scale gains

BRF will continue to invest in solutions for putting healthy and practical products on the table of consumers, also increasing the penetration of its portfolio among C and D economic groups, as well as to the food service and retail chains through greater efficiencies in distribution.

The dynamism which the association will bring to the businesses will create new horizons for all our stakeholders, driving the national economy and development and generating new opportunities for supporting world supply and demand, one of the critical themes of this century.

We underscore our commitment to aggregate real value to the businesses. We would particularly emphasize that despite the negative short-term impact on margins, the unsettled conditions experienced by our industry will over the long run strengthen our ability to overcome adversity and to seek new opportunities that will position BRF as a company with unequaled competitive leverage.

São Paulo, November 2009

Luiz Fernando Furlan and Nildemar Secches Co-Chairman of the Board of Director	José Antônio do Prado Fay Chief Executive Officer

Attachment I

BRF - Brasil Foods S.A.

PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

(R$ Million)

BALANCE SHEET

	09.30.2009	12.31.2008

ASSETS	25,518	11,220
CURRENT ASSETS	11,048	5,985
NONCURRENT ASSETS	14,470	5,234
Long Term Assets	2,191	597
Investments	3,458	1
Property, Plant and Equipment	6,989	2,918
Intangible	1,617	1,546
Deferred Charges	216	172
LIABILITIES AND SHAREHOLDERS’ EQUITY	25,518	11,220
CURRENT LIABILITIES	5,569	3,081
LONG TERM LIABILITIES	6,773	4,027
NON CONTROLLING SHAREHOLDERS	4	1
SHAREHOLDERS’ EQUITY	13,172	4,111
Capital Stock Restated	12,465	3,445
Reserves	664	704
Acumulated Results	43	(38)

INCOME STATEMENT

	3Q09	3Q08	% Ch.	YTD 09	YTD 08	% Ch.

GROSS SALES	6,167	3,487	77%	12,326	9,585	29%
Domestic Sales	3,850	2,091	84%	7,655	5,826	31%
Exports	2,316	1,397	66%	4,671	3,759	24%
Sales Deductions	(873)	(447)	95%	(1,727)	(1,251)	38%
NET SALES	5,294	3,040	74%	10,600	8,335	27%
Cost of Sales	(4,191)	(2,354)	78%	(8,370)	(6,487)	29%
GROSS PROFIT	1,102	686	61%	2,230	1,847	21%
Operating Expenses	(1,044)	(515)	103%	(2,156)	(1,450)	49%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	58	171	(66)%	74	397	(81)%
Financial Expenses, net	223	(244)	—	290	(246)	—
Other Operating Results	(43)	(56)	(24)%	(76)	(123)	(38)%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	238	(128)	—	288	28	935%
Income Tax and Social Contribution	(25)	85	—	(171)	64	—
Employees / Management Profit Sharing	(7)	(9)	(24)%	(7)	(17)	(58)%
Non Controlling Shareholders	5	0	—	5	0	—
NET INCOME	211	(52)	—	115	75	54%
EBITDA	291	275	6%	541	695	(22)%

Sadia’s results are incorporated as from July 2009. Thus, the accumulated results for the year take into account Sadia’s third quarter results only

Attachment II

PRO FORMA

	3Q09	3Q08	% Ch.	YTD 09	YTD 08	% Ch.

Gross Sales	6,167	6,415	(4)	18,163	18,042	1
Domestic Market	3,850	3,787	2	11,097	10,416	7
Exports	2,316	2,628	(12)	7,066	7,625	(7)
Sales Deduction	(873)	(809)	8	(2,533)	(2,259)	12
Net Sales	5,294	5,606	(6)	15,630	15,783	(1)
Cost of Sales	(4,191)	(4,414)	(5)	(12,306)	(12,141)	1
Gross Profit	1,102	1,192	(8)	3,325	3,642	(9)
Operating Expenses	(1,044)	(1,042)	0	(3,185)	(2,925)	9
Income Before Financial Results (EBIT)	58	150	(61)	140	717	(80)
Financial Expenses, Net	223	(2,073)	—	636	(1,978)	—
Other Operating Results	(43)	(79)	(46)	(82)	(177)	(54)
Income after Financial Expenses and Other	238	(2,002)	—	695	(1,439)	(148)
Income Tax and Social Contribution	(25)	360	—	(473)	352	—
Employees’/Manangement Profit Sharing	(7)	10	—	(13)	(17)	(20)
Non Controlling Shareholders	5	(1)	—	13	(1)	—
Net Income	211	(1,633)	—	222	(1,104)	—
Net Margin	4.0%	(29.1)%	—	1.4%	(7.0)%	—
Adjusted Net Income	211	(1,633)	—	354	(1,104)	—
Adjusted Net Margin	4.0%	(29.1)%	—	2.3%	(7.0)%	—
EBITDA	291	336	(14)	852	1,300	(34)
EBITDA Margin	5.5%	6.0%		5.5%	8.2%

For comparative purposes only, we show pro forma results in attachments II, III and IV consolidating the full data of Sadia S.A. as if the merger of shares had taken place on January 1 2008.

The 2008 results of Sadia were adequated to Law 11.638.

Attachment III

PRO FORMA

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	3Q09	3Q08	% Ch.	3Q09	3Q08	% Ch.

Meats	444	424	5	2,467	2,361	5
In Natura	94	96	(1)	437	446	(2)
Poultry	59	63	(6)	258	274	(6)
Pork/Beef	35	33	7	179	172	4
Elaborated/Processed (meats)	349	328	6	2,030	1,915	6
Dairy Products	268	314	(15)	716	738	(3)
Milk	216	250	(14)	470	444	6
Dairy Products/Juice/Others	53	64	(18)	246	294	(16)
Other Processed	101	92	10	506	482	5
Soybean Products/ Others	90	105	(14)	161	206	(22)
Total	903	935	(3)	3,850	3,786	2

Processed	503	484	4	2,782	2,691	3
% Total Sales	56	52		72	71

	THOUSAND TONS			R$ MILLION
EXPORTS	3Q09	3Q08	% Ch.	3Q09	3Q08	% Ch.

Meats	538	613	(12)	2,257	2,727	(17)
In Natura	471	537	(12)	1,869	2,319	(19)
Poultry	396	467	(15)	1,520	1,894	(20)
Pork/Beef	75	69	9	350	425	(18)
Elaborated/Processed (meats)	66	76	(13)	387	408	(5)
Dairy Products	1	4	(86)	3	31	(91)
Milk	0	3	(89)	2	27	(93)
Dairy Products/Juice/Others	0	1	(71)	1	4	(77)
Other Processed	4	8	(47)	18	29	(40)
Soybean Products/ Others	9	5	59	39	63	(38)
Total	551	630	(13)	2,316	2,851	(19)

Processed	71	85	(17)	406	441	(8)
% Total Sales	13	14		18	15

	THOUSAND TONS			R$ MILLION
TOTAL	3Q09	3Q08	% Ch.	3Q09	3Q08	% Ch.

Meats	981	1,037	(5)	4,724	5,088	(7)
In Natura	566	632	(10)	2,306	2,765	(17)
Poultry	455	530	(14)	1,778	2,167	(18)
Pork/Beef	111	102	9	528	598	(12)
Elaborated/Processed (meats)	415	405	3	2,418	2,323	4
Dairy Products	269	318	(16)	719	769	(7)
Milk	216	254	(15)	472	472	0
Dairy Products/Juice/Others	53	65	(18)	247	298	(17)
Other Processed	105	100	5	524	512	2
Soybean Products/ Others	99	110	(10)	200	269	(25)
Total	1,454	1,566	(7)	6,167	6,638	(7)

Processed	574	570	1	3,188	3,132	2
% Total Sales	39	36		52	47

Attachment IV

PRO FORMA

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	YTD 09	YTD 08	CH. %	YTD 09	YTD 08	CH. %

Meats	1,274	1,223	4	7,130	6,356	12
In Natura	272	269	1	1,237	1,168	6
Poultry	180	178	1	766	719	7
Pork/Beef	91	91	1	471	449	5
Elaborated/Processed (meats)	1,003	955	5	5,893	5,188	14
Dairy Products	760	837	(9)	2,003	2,092	(4)
Milk	603	654	(8)	1,296	1,265	2
Dairy Products/Juice/Others	156	183	(14)	707	826	(14)
Other Processed	285	266	7	1,439	1,317	9
Soybean Products/ Others	281	324	(13)	525	652	(19)
Total	2,600	2,650	(2)	11,097	10,416	7

Processed	1,444	1,403	3	8,039	7,331	10
% Total Sales	56	53		72	70

	THOUSAND TONS			R$ MILLION
EXPORTS	YTD 09	YTD 08	CH. %	YTD 09	YTD 08	CH. %

Meats	1,623	1,753	(7)	6,925	7,478	(7)
In Natura	1,431	1,532	(7)	5,779	6,296	(8)
Poultry	1,214	1,325	(8)	4,696	5,142	(9)
Pork/Beef	217	207	5	1,084	1,153	(6)
Elaborated/Processed (meats)	192	221	(13)	1,145	1,183	(3)
Dairy Products	3	11	(73)	15	81	(81)
Milk	2	8	(76)	10	62	(84)
Dairy Products/Juice/Others	1	3	(64)	5	18	(72)
Other Processed	13	16	(21)	56	56	(1)
Soybean Products/ Others	9	9	(4)	71	226	(69)
Total	1,648	1,789	(8)	7,066	7,841	(10)

Processed	206	240	(14)	1,206	1,257	(4)
% Total Sales	12	13		17	16

	THOUSAND TONS			R$ MILLION
TOTAL	YTD 09	YTD 08	CH. %	YTD 09	YTD 08	CH. %

Meats	2,898	2,976	(3)	14,054	13,834	2
In Natura	1,703	1,800	(5)	7,016	7,464	(6)
Poultry	1,394	1,502	(7)	5,462	5,861	(7)
Pork/Beef	308	298	4	1,554	1,602	(3)
Elaborated/Processed (meats)	1,195	1,176	2	7,038	6,370	10
Dairy Products	762	847	(10)	2,018	2,172	(7)
Milk	605	661	(9)	1,306	1,328	(2)
Dairy Products/Juice/Others	157	186	(15)	712	845	(16)
Other Processed	298	282	5	1,495	1,373	9
Soybean Products/ Others	290	334	(13)	596	878	(32)
Total	4,248	4,439	(4)	18,163	18,257	(1)

Processed	1,650	1,644	0	9,245	8,588	8
% Total Sales	39	37		51	47

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity.